Filed by Sibanye Stillwater Limited

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Sibanye Gold Limited

Commission File Number: 001-35785

Date: November 1, 2019

The following is a transcript of an article published by Bloomberg on 29 October 2019:

Sibanye Gold CEO Says New York Listing Possible in 2021

Sibanye Gold Ltd. Chief Executive Officer Neal Froneman is considering moving the South African miner’s primary listing to New York from 2021, after he curbs the company’s debt.

The surge in palladium and rhodium prices has put Sibanye on track to meet its debt-to-earnings target by the end of 2020, Froneman said in an interview at Bloomberg’s office in Johannesburg on Friday. While the rally has strengthened South Africa’s platinum industry, power and water shortages, rising crime and onerous regulations are deterring investment, the CEO said.

The plan to move Sibanye’s primary listing isn’t immediate and could still be two years out, after the company has sufficiently paid down its debt. The move is driven by commercial considerations and shouldn’t be construed as leaving South Africa, where some of Sibanye’s platinum mines could operate for more than 40 years, Froneman said.

“Looking offshore for growth is just a logical extension of where we are now,” Froneman said. “No firm decision has been made, but I think if we are to grow, we would have to change our primary listing because there is no real growth in South Africa.”

Shifting Sibanye’s primary listing would expose the miner to a wider pool of investors and could also allow it to tap cheaper capital, said the CEO, who completed the acquisition of Lonmin Plc in May, less than three years after buying Stillwater Mining Co. in the U.S. Record palladium prices have made the Montana-based asset Sibanye’s “crown jewel,” Froneman said.

“If you have a decent international portfolio of assets and you change primary listing, I daresay you get a re-rating because you become more acceptable,” he said.

Palladium broke above $1,800 an ounce on Monday as stricter air-quality rules increase demand for the metal used in vehicle pollution-control devices. Sibanye’s shares have surged more than 160% this year.

Froneman’s deliberations come as AngloGold Ashanti Ltd. sells its remaining gold assets in South Africa, viewed as a final step before moving its primary listing from Johannesburg. Anglo American Plc CEO Mark Cutifani has said there is no shortage of opportunities in South Africa, but to attract mining investment requires political stability and regulatory clarity.

Miners are challenging aspects of the country’s revised mining charter — which seeks to address inequalities resulting from apartheid — in court. While Sibanye has no intention to exit South Africa, some of the charter’s provisions are sending “investors running away,” Froneman said.

“While we have the dispute in court, guess what, no one is going to invest,” he said.

ENDS.

Safe Harbour

Where relevant, these actions are subject to the appropriate consultations and approvals.

Certain statements included in this communication about Sibanye Gold Limited (“SGL”) and Sibanye Stillwater Limited (“Sibanye-Stillwater”), as well as oral statements that may be made by SGL, Sibanye-Stillwater, or by officers, directors or employees acting on their behalf related to the subject matter hereof, may constitute or are based on forward-looking statements, including “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are not based on historical facts, and are generally preceded by, followed by or include the words “target”, “would”, “potential”, “aim”, “foresee”, “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases. These forward-looking statements, including, among others, those relating to future business prospects, revenues and income, statements which relate to expected timings of the Scheme and potential benefits of the proposed scheme of arrangement (the “Scheme”), PGM pricing expectations, levels of output, supply and demand, information relating to the Group’s underground Blitz Project adjacent to the east of the existing Stillwater Mine designed to explore, define and extract the PGM resource along the far eastern extent of the J-M Reef, and estimations or expectations of enterprise value, adjusted EBITDA and net asset values wherever they may occur in this communication, are necessarily estimates reflecting the best judgement of senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this communication.

By their nature, these forward-looking statements about SGL and/or Sibanye-Stillwater involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and are generally beyond the control of SGL and/or Sibanye-Stillwater, that could cause SGL and/or Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.

Moreover, new risk factors emerge from time to time and it is not possible for SGL and/or Sibanye-Stillwater to predict all such risk factors. SGL and Sibanye-Stillwater cannot assess the impact of all risk factors on their businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

SGL and Sibanye-Stillwater undertake no obligation and do not intend to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events, save as may be required by applicable law. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the JSE and the SEC, including in the SGL Annual Report on Form 20-F 2018.

Important Information

This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

In connection with the Scheme, Sibanye-Stillwater has filed a registration statement on Form F-4, which includes important information with respect to the Scheme. The final registration statement on Form F-4 will be made available to the relevant security holders of SGL.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this a communication is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS IN THE UNITED STATES AND ADS HOLDERS OF SGL ARE URGED TO READ THE US REGISTRATION STATEMENT REGARDING THE PROPOSED SCHEME CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT SGL, SIBANYE-STILLWATER AND THE PROPOSED SCHEME.

Shareholders and ADS holders can obtain free copies of the registration statement on Form F-4, as well as other filings containing information about SGL and Sibanye-Stillwater, without charge, at the SEC’s website at http://www.sec.gov. Shareholders and ADS holders may also be able to obtain these documents, without charge, from SGL’s website at http://www.sibanyestillwater.com.

This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, Sibanye-Stillwater may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.